United States
Securities and Exchange Commission,
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
(Name of Issuer)
Eagle Capital Growth Fund, Inc.
(Title of Class of Securities)
Common Stock- $0.001 par value
(CUSIP Number)
269451  100___________________
(Date of Event Which Requires Filing of this Statement)
January 5, 2012
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d?1(b)
[X ] Rule 13d?1(c)
[ ] Rule 13d?1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.269451 100
(1) Names of reporting persons Daniel G. Thelen

(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only

(4) Citizenship or place of organization  U.S.

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power                          66,563

(6) Shared voting power

(7) Sole dispositive power                  66,563

(8) Shared dispositive power

(9) Aggregate amount beneficially owned by each reporting
person
                                                                          66,563


(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)   2.2%

(12) Type of reporting person (see instructions)     IN



Item 1(a) Name of issuer:
Eagle Capital Growth Fund, Inc.
Item 1(b) Address of issuer's principal executive offices:
205 E. Wisconsin Ave., Suite 120, Milwaukee, WI  53202

2(a) Name of person filing:
Daniel G. Thelen
2(b) Address or principal business office or, if none, residence:
4073 Antique Lane, Bloomfield Hills, MI  48302
2(c) Citizenship:
U.S.________________
2(d) Title of class of securities:
Common Stock- $0.001 par value
2(e) CUSIP No.:
269451  100
Item 3. If this statement is filed pursuant to ??240.13d?1(b) or 240.13d?2(b) or (c), check whether the person filing is a:
Not applicable
(a) [ ] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a?8);
(e) [ ] An investment adviser in accordance with ?240.13d?
1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with ?240.13d?1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with ?240.13d?1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a?3);
(j) [ ] A non-U.S. institution in accordance with ?240.13d?
1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with ?240.13d?1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with ?240.13d?1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.
(a) Amount beneficially owned: _66,563____.
(b) Percent of class: __2.2%___.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote __66,563___.
(ii) Shared power to vote or to direct the vote _____.
(iii) Sole power to dispose or to direct the disposition of _66,563____.
(iv) Shared power to dispose or to direct the disposition of _____.
Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].
Not applicable
Item 6. Ownership of More than 5 Percent on Behalf of Another
Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d?1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d?1(c) or Rule 13d?1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not Applicable
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to ?240.13d?1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d?1(c) or Rule 13d?1(d), attach an exhibit stating the identity of each member of the group.
Not Applicable
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  2/7/2012__
Signature._ Daniel G. Thelen ____.Name/Title.   Daniel G. Thelen
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.